UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  Centrex, Inc.
             (Exact name of registrant as specified in its charter)

            Oklahoma                                            73-1554121
(State of other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                               8908 S. Yale Avenue
                                    Suite 409
                                 Tulsa, OK 74137
          (Address of principal executive offices, including zip code)

                                 (918) 491-7557
              (Registrant's Telephone Number, Including Area Code)

                                 (918) 492-2560
               (Registrant's Facsimile Number Including Area Code)

Securities to be registered pursuant to Section 12 (b) of the Act: None

Securities to be registered pursuant to Section 12 (g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of Class)

Information Required in Registration Statement

Certain Forward-Looking Information

         Certain statements included in this report which are not historical facts are forward looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects", "anticipates", "intends", "believes", "estimates" and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.

                                     Part I.

Item 1.  Description of Business


     Contamination of water by bacterial organisms is a major health problem in both industrialized and emerging nations. Consumption of contaminated water by humans and livestock can cause serious, even deadly, infection.

     Of particular concern is E.coli 0157 H7, a strain of bacteria which can kill people. The EPA mandates the testing of water for this deadly strain of E.coli, however, current testing methods require between 24-48 hours to obtain results. We own the exclusive worldwide license to a technology capable of confirming the presence of E.coli within minutes (the "E.coli detection system"). We are funding the development of a commercial prototype at Los Alamos National Laboratory. If we are successful in developing a viable commercial product, we plan to market it to water treatment facilities and testing labs worldwide.

     Another serious water issue is cryptosporidium contamination. Cryptosporidium can cause severe, even deadly, gastrointestinal illnesses. The EPA recognizes cryptosporidium is a major problem but concedes there is currently no practical, economical way to routinely test for its presence. We own the exclusive worldwide license to a technology capable of quickly identifying and quantifying levels of cryptosporidium in water (the "Cryptosporidium detection system"). We believe our computer-based technology will provide a simple, inexpensive way to monitor cryptosporidium levels in water. We plan to engage a university research facility or engineering firm to develop a viable commercial design and manufacturing process for this technology, but we have not yet entered into any such agreement. If we are successful in developing a viable commercial product, we plan to market it to water treatment facilities and testing labs worldwide.


(a)      Business Development

   1.    Form and Year of Organization


     We are a development stage company incorporated in Oklahoma on October 6, 1998.


   2.    Bankruptcy or Receivership

         We have never been in bankruptcy or receivership.

   3.    Merger, Reclassification and Purchases of Assets

         E. Coli Measurement Systems, Inc.
         --------------------------------

     We acquired the exclusive rights to the E.coli detection system on June 7, 1999, when we acquired 100% of the common stock of E. Coli Measurement Systems, Inc. ("EMSI"), a Florida corporation, in exchange for 540,000 shares of our common stock at par value, $0.001 per share. (See Part II, Item 4. "Recent Sales of Unregistered Securities"). EMSI ceased to exist by reason of the transaction, and the rights and obligations of EMSI under their Exclusive License Agreement and Sponsored Research Agreement with the University of California were assigned to us. The Merger Agreement is attached as Exhibit 8.1.

         EMSI was formed by UTEK Corporation ("UTEK"), the sole shareholder of EMSI, for the purpose of transferring the E.coli detection technology from the University of California to the private sector. EMSI had no

                                                    Sequentially numbered page 2
operations during the period of its existence. Therefore, no proforma financial information of EMSI was presented in our financial statements.

         UTEK, a Florida corporation, is a technology merchant that specializes in the transfer of technology from universities and government research facilities to the private sector. UTEK has relationships with major universities and government research facilities in the U.S. and in Europe. As of September 30, 2000, UTEK owns approximately 1,586,000 shares (or about 19.9% of the outstanding shares) of our common stock (See "Item 4. Security Ownership of Certain Beneficial Owners and Management" and Item 7. "Certain Relationships and Related Transactions")

         The Exclusive  License  Agreement (the "E.Coli  License"),  attached as
Exhibit 6.1, gave us the exclusive worldwide rights to develop and market a system to detect microbial contamination, primarily E.Coli bacteria, in food and water. The E.Coli License contains royalty payment provisions, which are discussed in Item 1. "Patent, Trademarks, Licenses, Royalty Agreements or Labor Contracts."

         The Sponsored Research Agreement (the "E.Coli Research Agreement"), attached as Exhibit 6.3, provides for a 24-month research and development program to develop a prototype E.coli detection system at a cost to us of $410,000. Development of the prototype is being conducted at Los Alamos National Laboratory. As of September 30, 2000, we paid $279,500 of the $410,000 obligation.

         Safe Water Technologies, Inc.
         -----------------------------

     We acquired the exclusive worldwide rights to the cryptosporidium detection system on September 17, 1999, when we acquired 100% of the common stock of Safe Water Technologies, Inc. ("SWT"), a Florida corporation in exchange for 950,000 shares of our common stock at par value, $0.001 per share(See Part II, Item 4. "Recent Sales of Unregistered Securities"). SWT ceased to exist by reason of the transaction and the rights and obligations of SWT under their Exclusive License Agreement with the University of South Florida Research Foundation were assigned to us. The Merger Agreement is attached as Exhibit 8.3.


         SWT was formed by UTEK, the majority shareholder of SWT, for the purpose of transferring the cryptosporidium detection technology from the University of South Florida to the private sector. SWT had no operations during the period of its existence. Therefore, no proforma financial information of SWT was presented in our financial statements.

         The Exclusive License Agreement (the "Cryptosporidium License"), attached as Exhibit 6.2, gave us the exclusive worldwide rights to develop and market a system to detect cryptosporidium and other pathogens in water. The Cryptosporidium License contains royalty payment provisions, which are discussed in Item 1, paragraph 7 "Patent, Trademarks, Licenses, Royalty Agreements or Labor Contracts." We presently do not have an agreement with anyone to develop a prototype cryptosporidium detection system.

(b)       Business of Issuer

     1.    Principal Products and Services of Centrex and Their Markets


     There are approximately 170,000 public water systems in the United States. We plan to first target the 8,088 community water systems that supply water to nearly 228 million people in the U.S. These community water systems are required by the EPA to test their water on a regular basis for the presence of E.coli, depending on the number of people served by their water system. For instance, a system serving 10,000 people is required to perform 10 tests per month, 50,000 people 60 tests per month, 100,000 people 100 tests per month and more than 600,000 people 240 tests per month.

     There is currently no known detection method commercially available for the instantaneous identification of E. coli as a contaminant in water. The most widely used testing method is the standard bacterial culture, which requires 24-48 hours to yield any positive information. This method consists of culturing a water sample on a bacterial culture plate and, after a varying incubation period in a controlled environment, reading the plate to observe the specific bacteria that grows on the plate. Bacterial culturing is time consuming, expensive, and requires specialized facilities and trained technicians. Another method, the PCR technique, generally takes 6-9 hours to yield a practical result, but requires sophisticated and expensive equipment and specially trained technical support staff.


                                                    Sequentially numbered page 3

         E. Coli Detection
         -----------------

     Our method of the E. coli detection is based on the scientific phenomenon that each individual species, from the most primitive bacteria to modern man, has a distinct genetic fingerprint unique to that organism. This distinct genetic profile is contained in the organism's genes, (genetic code material) in the form of DNA sequences specific to that species. This genetic profile or fingerprint is encoded in the genes of each individual organism of that species and is carried in every cell of the organism. This means that there are certain "dog" genes that all dogs possess and that identify them as dogs. Likewise, there are specific E. coli, whale, iguana, and human genes that identify individuals of those species as belonging to the same collective group.

     Once all, or even part, of the genetic profile of an individual organism has been established, certain DNA sequences of that organism can serve as a unique marker or identifying tag. This means that once the sequences of the genetic material of an organism's genes are known, some of those sequences can be used for the detection of that particular organism. It should be understood that while several organisms may have some genetic material and thus particular genes or DNA sequences in common, there are specific exclusive sequences, which are unique to only that individual species. Humans carry "human" tags in their genetic makeup that, when analyzed, designate the genetic material, and thus the organism it came from, as human. Likewise, E. coli bacteria have genetic material that is specific to E. coli, and when it is analyzed it confirms the presence of E. coli.

     Our E. coli detection method utilizes the principle of specific genetic tags in the genetic fingerprint of an organisn to detect the presence of E. coli bacteria in the sample being analyzed. The method consists of synthesizing in a small tube, a fluorescent nucleic acid reporter sequence which is complimentary to the specific E. coli tag being sought. This relatively quick (1-2minutes) synthesis uses a short identifying sequence of the target DNA as a template. The sample is then analyzed in a single molecule detection apparatus using a laser of appropriate wavelength to stimulate the fluorophore-labeled hybrid molecule.

     The detection of the synthesized fluorescent reporter molecule signifies the presence of E.coli DNA in the sample. If no E.coli DNA is present, no reaction takes place, no fluorescing sequence is generated, and no identifying fluorescent pattern appears when the sample is exposed to the laser beam. The sensitivity of this method allows for the direct detection of specific single genes, without the necessity of using currently favored PCR amplification methods. Our process exhibits significant advantages over current methodologies in terms of sensitivity, accuracy, speed, and per-assay cost.

                                                    Sequentially numbered page 4

         Cryptosporidium Detection:
         -------------------------

     Cryptosporidium is an intestinal parasite that can live in the digestive tracts of humans and livestock. It has been found in over 95% of all surface waters that have been tested worldwide. These organisms are transmitted by drinking infected water and can cause gastrointestinal illnesses of varying severity. The symptoms include flu-like diarrhea, nausea and stomach cramps. The infection is usually self-limiting in healthy adults, whose immune systems fight and eventually overcome the parasitic infestation. However, infection with cryptosporidium can be a serious health risk to infants, the aged, and those compromised by other underlying diseases. People born with a weakened immune system, with cancer, transplant patients taking immunosuppressive drugs, and those infected with HIV are especially at high risk from this deadly parasite.

     Contamination of water by cryptosporidium is a serious issue faced by water purification and distribution facilities throughout the world, since 95% of all known surface waters are contaminated with this organism. Deadly outbreaks have been observed following technical or overload problems at water treatment facilities. Detection of these contaminating microorganisms and their infectious form, the oocysts, in water supplies is important in order to avoid the human consumption of infected water.

     The cryptosporidium organism has a rather complicated, multi-stage life cycle, most of which takes place in the intestinal tract of the infected host. Oocysts represent an infectious stage in the life cycle of these cryptosporidium protozoa. In this form of the organism, the cells produce a thick cell wall, lose water and become dormant. During this quiescent stage, metabolism may cease entirely, and the oocysts become extremely resistant to any unfavorable external environment. They are extremely hardy and difficult to kill. Infected hosts, such as cattle in a feedlot, excrete these resilient oocysts, which can easily survive in agricultural runoff and go on to contaminate surface water. In order for infection to occur, humans or susceptible animals must ingest water or food contaminated with the oocysts. Once inside the animal or human intestinal system, the thick oocyst cell walls are broken down by the digestive juices, releasing the parasite. Once set free in the human or animal intestinal tract, cryptosporidium multiplies and causes illness.

     Cryptosporidium oocysts, due to their hardy, resilient nature, are extraordinarily resistant to chlorination and other water treatment methods. They can withstand treatment with over 8,000 mg. per liter of free chlorine, which vastly exceeds the levels that are acceptable in potable water. The oocysts are small particles generally measuring four to eight microns in diameter. The filters commonly used in public water supplies cannot efficiently retain particles of this size. Even a filtered public water supply that meets or exceeds all existing EPA operating standards is susceptible to contamination due to the microscopic size of these organisms.

     It is generally agreed that the current analytical methods for cryptosporidium detection are not sufficiently developed for routine use in public water assessment. Because cryptosporidium is a parasite and cannot grow and reproduce outside of a living animal, it cannot be grown or detected by culture methods. While the EPA clearly recognizes water contamination with cryptosporidium as a major problem, it also concedes that there is no practical, economical method available to routinely screen public water for this parasite. EPA Method 1623 is the current standard for the detection of cryptosporidium in public water. This complicated method involves a standardized filtration process, the staining of the of the filtered material with a florescent-tagged monoclonal antibody to cryptosporidium, and the time consuming, manual counting of the organisms in the filtrate under an ultraviolet light microscope by experienced, trained microscopists. This method is not only complicated but is also very expensive to implement. As such, the EPA does not mandate that public water supplies routinely test for cryptosporidium because of the complexity and expense of Method 1623.

The Centrex Cryptosporidium Detection Method:

     The Centrex cryptosporidium technology relates to the actual direct detection of cryptosporidium in water. As mentioned in the paragraph above, cryptosporidium isolation and extraction according to EPA Method 1623 removes and concentrates cryptosporidium in water, along with a large amount of sediment and debris. However, the expensive, cumbersome, and time-consuming UV light microscopic detection method in conjunction with a fluorescent monoclonal antibody staining technique must still be used in order for the extracted cryptosporidium to be identified in the filtered debris.

     Currently, there is no on-line instrument capable of detecting, counting, and classifying cryptosporidium oocysts. The present methods require that the particulate matter suspended in water to be filtered out, concentrated, stained, and then the filtered sediment manually examined with the use of UV light microscopic techniques. While a visit to the EPA's web site will confirm that the Agency recognizes the cryptosporidium problem and a need for an accurate and economical detection method, it will also confirm that no such method currently exists. We believe that our cryptosporidium detection method is a viable answer to the problem of cryptosporidium detection.

     Our cryptosporidium detection system is based on the physical principle that when a beam of light is passed through a microorganism, the diffraction pattern of the beam is unique to that specific type of microbe. This means that the way the beam of light is scattered or distorted is dependent on the organism it passes through. Our computerized detection system registers the unique diffraction (scattering) pattern or "light fingerprint" of the organism. The pattern is then analyzed by a proprietary computer algorithm, which interprets the pattern and automatically identifies the organism. Because our system is on-line, monitoring water for high levels of cryptosporidium can be done quickly and inexpensively as compared to Method 1623.

     2.  Distribution Method of Products and Services

         We do not have any manufacturing or distribution capacity. Once viable commercial versions of the E. Coli detection system and the cryptosporidium detection system have been produced, we plan to seek corporate

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marketing  partners  to market  and  distribute  the  products.  We have not yet determined the commercial arrangements under which we would be willing to engage such a corporate marketing partner.

     3.  Status of Publicly Announced Products or Services


     A prototype E. Coli detection system is being developed at Los Alamos National Laboratory. The prototype cryptosporidium detection system has not yet been developed. While each technology has demonstrated proof of principle in the research laboratory setting, extensive development is necessary to bring the commercial versions of these inventions to market. We expect to have a working prototype of the E. Coli detection system available for testing at Los Alamos by the Spring of 2001. Once a viable commercial version of the technology has been produced and thoroughly tested, we plan to seek EPA endorsement of our product. No formal approval of the E.coli detection system by the EPA is required before we can begin selling it to water treatment facilities and water testing laboratories in the U.S. We believe that endorsement of our product by the EPA will enhance its marketability. We do not know how long such endorsement will take take or if we will be successful in obtaining such endorsement.

     We have a similar plan for the cryptosporidium detection technology, however, we do not have a development agreement to make a working prototype at this time.

     4. Competitive business Conditions, Competitive Position and Methods of Competition

     There is currently no known detection method commercially available for the instantaneous identification of E. coli as a contaminant in water and we are unaware of any other companies who are engaged in developing technology comparable to ours. Our competitive challenge will be to demonstrate to water treatment facilities and testing laboratories that our E.coli detection system provides reliable results in less time and at less cost than current testing methods.


     There is also no known detection method commercially available for the instantaneous identification of cryptosporidium in water and we are unaware of any other companies who are engaged in developing technology comparable to ours. Present cryptosporidium detection methods are cumbersome and expensive. Again, our competitive challenge will be to demonstrate to water treatment facilities and testing laboratories that our Cryptosporidium detection system provides reliable results in less time and at less cost than current testing methods.


     5.  Sources of Raw Materials and the Names of Principal Suppliers

     We do not manufacture any products, so we have no need for raw materials. Once fully developed for commercialization, both the E. coli detection system and the cryptosporidium detection system can be easily manufactured from commercially available components. The major component of the E. coli detection system is a focused beam dye laser along with some biochemical reagents and a DNA primer. This focused beam dye laser is a standard "off the shelf" unit available from a variety of suppliers. The cryptosporidium detection system is based on a standard, widely available spectrophotometric assay technology.

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     6.  Dependence on one or a few major customers


     We do not have any products for sale, so we are not dependent upon one or a few customers. We anticipate that our products will be sold to water treatment facilities and testing laboratories worldwide, however, there is no assurance that we will not be dependent upon one or a few major customers.


     7.  Patents, trademarks, licenses, royalty agreements or labor contracts

        Patents
        -------

     We do not own any patents. The E.coli detection method is owned by the University of California and on December 18, 1998 they filed a provisional patent application. No patent has yet been issued and there is no assurance that one will issue. The University of South Florida owns the U.S. patent for the cryptosporidium detection method, which was published April 1, 1997. The life of a patent is normally 17 years from the date of publication.

     The filing, prosecution and maintenance of patents are within the sole discretion of the patent owners. We have the right to request that the patent owner seek, obtain and maintain, at our expense, such patent and other protections to the extent that they are lawfully entitled. There is no assurance that the University of California or the University of South Florida will seek such protections or that we will have enough capital to fund such activities.


         E.coli License
         --------------


     We own the exclusive worldwide license to the E.coli detection system. The E.coli License required us to pay the University of California an initial fee of $7,000, which was paid on June 1, 1999, and requires us to pay them a yearly license fee of $2,500 on or before January 2 of each year during the term of the
E. coli License. When we begin selling the E.coli detection system, we will pay them a royalty fee of three and one-half percent (3.5%) of the net sales during the term of the E.coli License. If a U.S. patent covering the E.coli detection system is issued, the E.coli License term will coincide with the life of the U.S. patent. If a U.S. patent is not issued, we intend to renegotiate with the University of California for a licensing term of at least 17 years, the normal life of a patent.


         E.coli Research Agreement
         -------------------------

     On June 1, 1999, development of the E. coli detection system began at Los Alamos National Laboratories ("LANL") under the terms of a Sponsored Research Agreement with the University of California (the "University"). The University conducts research at LANL under contract with the U.S. Department of Energy. The Sponsored Research Agreement specifies that scientists at LANL will develop a prototype detection system during the 21-month contract period at a costof
$410,000. Development consists primarily of miniaturizing the electonics and laser components of the unit and the production of schematics. The University will provide us at least 30 days notice if the actual cost to complete performance exceeds $410,000. If that occurs and we can not or will not pay the actual cost, the University has no obligation to continue or complete performance of the work. In addition, the University makes no express or implied warranty as to the conditions of the research or any intellectual property generated and is not liable for damages. The Sponsored Research Agreement is amortized over 21 months using the straight-line method, with amortization cost recorded as R&D expense. As of September 30, 2000, we had paid $279,500 of the $410,000 obligation. Payments are based on time and not on performance.

         Cryptosporidium License
         -----------------------


     The cryptosporidium license did not require us to pay the University of South Florida an initial license fee. As part of the Safewater Technologies, Inc. merger with us, USF was issued 196,000 shares of our common stock. When we begin selling the Cryptosporidium detection system, we will pay USF a royalty fee of two percent (2%) of revenue during the term of the Cryptosporidium License. The Cryptosporidium License term coincides with the life of the patent, which expires April 7, 2014. If additional patents issue, the license term will coincide with the life of the last to expire patent.


     8.  Need for Governmental Approval


     Water treatment facilities and water testing labs in the U.S. are subject to regulation by the EPA. Although no formal approval by the EPA is required before we can sell our products in the U.S., we plan to seek EPA endorsement. To obtain endorsement, we will have to demonstrate that our products are effective. The cost of proving efficacy to the EPA in a few demonstration projects would essentially be the cost of materials to the Company. These projects would be set up in installations where the EPA feels that E coli or cryptosporidium contamination is a significant problem, and thereby prove the efficacy of the technologies in a short term pilot project. We do not know how many projects will be needed or how long these projects will last.

     There may be additional or more rigorous certification requirements in Europe and Canada, but we have yet to discover these despite searching the water treatment literature and regulations.


     9.  Effect of Existing or Probable Governmental Regulation

         We do not know how existing or pending governmental regulation will affect our business, either positively or negatively. There is no assurance that such regulation will not adversely affect our business.

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

     10. Estimate of the amount spent on research and development

         Under the terms of the E. Coli Research Agreement, we agreed to pay Los Alamos National Laboratory a total of $410,000 to develop the prototype E.coli detection system. Through September 30, 2000, we have paid them $279,500. No customer is expected to bear any of these R&D costs.

     11. Costs and effects of environmental compliance

         To date, we have incurred no costs associated with environmental compliance. We do not know to what extent, if any, environmental compliance will impact our business activities, either positively or negatively. There is no assurance that such compliance, if required, will not adversely affect our business.

     12. Number of total employees and number of full time employees

         We have no full time employees. We have five part-time employees, including our sole officer and director. With the exception of our part-time accountant, who is not an officer, none of our employees has received any cash compensation for his or her services to date. Mr. Puryear, our former President, received equity compensation for his services to date in the form of common stock options. The fair value of each employee's services has been estimated and recorded as a contribution to capital. There is no assurance that our employees will continue to serve without cash or equity compensation. There are no written employment agreements in effect as of October 31, 2000.


     Our employees are each engaged in other business activities and devote such time as he or she feels is reasonably necessary to carry out our business. Our employees are affiliated with the same five other companies. Although the other companies are engaged in business activities that are different from our business, there may exist potential conflicts in the amount of time each person devotes to our business. Consequently, developing our business may require a greater period of time than if our employees were employed by us on a full time basis. To date our sole officer and director, Gifford Mabie, has devoted, on average, approximately 2 hours per week to Centrex's activities.


Item 2.  Management Discussion and Analysis

(a)      Plan of Operation

1.       Plan of Operation Over the Next Twelve Months


         During the next twelve months we plan to raise money to complete the prototype development and testing of the E. coli detection system and to begin development of the cryptosporidium detection system. We do not know if such funding will be debt, equity, or a combination of both. We also do not know if such funding will be a private or a public offering. There is no assurance that we will be successful in obtaining the necessary funding or that the E.coli detection system or the cryptosporidium detection system will be commercially viable.


(i)      Cash Requirements

         During the next twelve months, we will need approximately $1.0 million in new capital. This capital will be used to complete the prototype development and testing of the E. coli detection system, to begin and complete the prototype development and testing of the cryptosporidium detection system, and to identify which regulatory approvals are required. There is no assurance that any additional capital will be available to us on acceptable terms when needed, if at all.

(ii)     Product Development and Research Plan for the Next Twelve Months

     We expect to take delivery of a prototype E.coli detection device during the first quarter of 2001. The Company has had informal discussions with water treatment facilities in Tulsa, Oklahoma City, and Tahlequah Oklahoma. There have been no formal discussions and no negotiations or agreements with any potential test sites.

                                                    Sequentially numbered page 8
with the existing approved testing method to determine the utility of the Centrex system. The results obtained from these initial tests will dictate any modifications that need to be made to the system.

(iii)    Expected Purchased or Sale of Plant and Significant Equipment

         None.

(iv)     Expected Significant changes in number of employees

         None.

Item 3.  Description of Property

         We lease our executive office at 8908 South Yale Avenue, Suite 409, Tulsa, Oklahoma 74137 from the Oklahoma National Bank, a non-affiliated company. Our executive office is shared with other companies controlled by our sole officer and director. These companies share the $4,000 per month lease payment, of which our portion is approximately $300 per month.


                                                    Sequentially numbered page 9

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table shows the persons known by us to be the beneficial owners of more than 5% of the Company's common stock. We have also listed below the number of shares of our common stock owned by our employees:

                                                                             Common Shares     Percent of
                                                          Relationship           Owned        Outstanding
                      Name and Address                     to Company                            Shares
         UTEK Corporation                            Beneficial Owner          1,584,000 (1)         19.9%
         202 Wheeler Street
         Plant City, FL 33566

         Frederick K. Slicker                        Beneficial Owner          1,000,000 (2)         12.5%
         1628 E 36th Court
         Tulsa, OK 74105

         Morgan-Phillips, Inc.                       Beneficial Owner           1,000,000(3)         12.5%
         8030 S. Memorial Drive
         Tulsa, OK 74133

         Vicki L. Pippin                             Employee                        625,000          7.9%
         8908 S. Yale Ave., # 409
         Tulsa, OK 74137

         Thomas R. Coughlin                          Employee                        600,000          7.5%
         8908 S. Yale Ave., # 409
         Tulsa, OK 74137

         Rhonda R. Vincent                           Employee                        325,000          4.0%
         8908 S. Yale Ave., # 409
         Tulsa, OK 74137

         Gifford M. Mabie                            Sole Officer and                220,000          2.7%
         8908 S. Yale Ave., # 409                    Director
         Tulsa, OK 74137

         Kara R. Greuel                              Employee                        100,000          1.2%
         8908 S. Yale Ave., # 409
         Tulsa, OK 74137

                                                                             ---------------- -------------
         Sole Officer and Director and Employees
         as a Group (5 persons)                                                    1,870,000         23.5%
                                                                             ---------------- -------------

         Beneficial Owners as a Group (3 persons)                                  3,584,000         45.1%
                                                                             ---------------- -------------

         Sole Officer and Director, Employees and
         Beneficial Owners, as a Group (8 persons)                                 5,454,000         68.6%
                                                                             ---------------- -------------

(1) UTEK is a technology merchant that specializes in the transfer of technology from universities and government research facilities to the private sector. UTEK has relationships with major universities and government research facilities in the U.S. and in Europe. There are no common officers, directors or employees between UTEK and Centrex.

(2) Mr. Slicker is a founder and former officer of Centrex. He ceased to be an officer in February, 2000.

(3) Morgan-Phillips, Inc. is an investor relations services company. There are no common officers, directors or employees between Morgan-Phillips, Inc. and Centrex.

                                                   Sequentially numbered page 10

         Common Stock Options.

         On November 1, 1998, the Board of Directors and shareholders approved the adoption of the Centrex Inc. 1998 Incentive Stock Option Plan (the "Plan"), pursuant to which 3,000,000 shares of Common Stock were reserved. Stock options granted under the Plan expire ten years from the date of grant. Until there is a trading market for our common stock, the Board of Directors will determine the exercise price


     On November 1, 1999, the Board granted to Mr. James Puryear, our then President and CEO, options to purchase up to 1,000,000 shares of our common stock at an exercise price of $0.50 per share, subject to certain vesting criteria outlined in the vesting schedule below. The exercise price was equal to the fair value of the Company's common stock, as determined by the Board, on the date of grant. Because Mr. Puryear was an employee of Centrex, no compensation cost was recorded. As of September 30, 2000, 500,000 of his options were vested and exercisable because the first and second vesting criteria were satisfied. Subsequent to September 30, 2000, Mr. Puryear resigned as President and Chief Executive Officer of the Company and agreed to forfeit 150,000 of his vested stock options. He now has 350,000 vested stock options.


                       James Puryear Vesting Schedule for Options:
          ----------------------------------------------------------------------

          (i)  250,000 shares upon execution of his Employment Agreement; and

          (ii) 250,000 additional shares after the approval by the Board of Directors of Centrex of a definitive business plan; and

          (iii)250,000 additional shares from and after receipt by Centrex of at least $1,500,000 in funding; and

          (iv) 250,000 additional shares upon the first commercial sale of product of Centrex to a bona fide third party purchased for value.

         The following table details the options outstanding in the Plan as of October 31, 2000:

                              Relationship
Date                          to Company at   Options       Exercise
Of Grant  Grantee             Date of Grant   Outstanding   Price     Expiration

11/01/99  James W. Puryear    Officer             350,000    $ 0.50     10/31/09
                                              -----------
          Total Options Outstanding in Plan       350,000
                                              -----------


Item 5.  Directors, Officers and Control Persons

(a)      Identify Directors and Executive Officers

     (1)- (4) Names, ages, positions, offices, business experience for the past five years

     Gifford M. Mabie is our sole officer and director. From 1982 to 1994, Mr. Mabie was Senior Vice President of CIS Technologies, Inc. (NASD: CISI), a
leading healthcare information company that was purchased by National Data Corporation (NYSE: NDC) in 1996. As one of the founders of CIS, Mr. Mabie was instrumental in raising over $40 million in capital that funded acquisitions and new product development. Prior to CIS, Mr. Mabie was with Honeywell Information Systems, Inc., where he ranked as one of its top five salesmen worldwide. Prior to joining Honeywell, he was Corporate Controller with W.B. Dunavant & Company, one of the world's largest cotton brokers. He holds degrees in accounting and economics from Memphis State University and served for eight years in the United States Navy. Mr. Mabie is also the sole officer and director of Maxxon, Inc. (OTC: MXON), a company that is developing a safety syringe, and Lexon, Inc.
(OTC: LXXN), a company that is developing a blood screening test for colon cancer and for lung cancer. He is also an officer and director Image Analysis, Inc., a privately-held company that is marketing a color MRI software technology, and Nubar, Inc., a privately-held company that owns the manufacturing rights to carbon fiber reinforcing bar.

(5)      Other Directorships

     Mr.  Mabie is also the sole  officer  and  director of Maxxon,  Inc.  (OTC:
MXON),  a company that is developing a safety  syringe,  and Lexon,  Inc.  (OTC:
LXXN), a company that is developing a blood screening test for colon cancer and for lung cancer. He is also an officer and director Image Analysis, Inc., a privately-held company that is marketing a color MRI software technology, and Nubar, Inc., a privately-held company that owns the manufacturing rights to carbon fiber reinforcing bar.

(b)  Family Relationships

                None.

                                                   Sequentially numbered page 11

(c)  Involvement in Legal Proceedings of Officers, Directors and Control Persons

                None.

Item 6.  Executive Compensation

         Since inception, no cash compensation has been paid by us to any officer or director. Mr. James Puryear, our former President and CEO, has options to purchase 350,000 shares of our common stock at $0.50 per share. Those options were granted to him during 1999 (See Item 4. Security Ownership of Certain Beneficial Owners and Management, "Common Stock Options").

Item 7.  Certain Relationships and Related Transactions

(a)      Describe Related Party Transactions

         On November 1, 1998, the Company entered into a Consulting Agreement with UTEK Corporation whereby UTEK agreed to provide services to the Company. Such services include identifying, evaluating and recommending potential technology acquisitions. The $55,000 was payable only upon the closing of an acquisition by the Company of a technology which was introduced to the Company by UTEK. On June 1, 1999, the Company paid UTEK $55,000 for its services related to the EMSI Merger.


     In connection with the EMSI and Safewater Technologies mergers (see Part I.
Item 1(a)3 "Merger, Reclassification and Purchase of Assets"), UTEK received 540,000 shares and 950,000 shares of our common stock, respectively. In addition, UTEK's then-President requested that the 45,000 shares of our common stock that he purchased in June of 1999 be transferred to UTEK. As a result of these transactions, UTEK owns 1,584,000 shares of our common stock, which represents 19.9% of our common stock outstanding at September 30, 2000.


     To date, our activities have been funded by loans from the following shareholders or their affiliates: Frederick Slicker, Gifford Mabie, Rhonda Vincent, Vicki Pippin, Thomas Coughlin, Morgan-Phillips, Inc., and the Mabie Childrens' Trust. The notes are for one year and accrue interest at 12% per year. If the notes remain unpaid after one year then interest accrues at 16% per year until the notes are paid. The notes are unsecured obligations of the Company. At September 30, 2000, $177,500 was in default. None of the shareholders' or their affiliates has made demand for payment. (See Financial Statement Note 7 "Payable to Related Parties")


     On February 20, 2000 we entered into a public relations agreement with Morgan-Phillips, Inc., an investor relations firm that specializes in answering investor and broker inquiries about us. Since our common stock is not yet trading, Morgan-Phillips has not provided any services and has received no remuneration from the Company. Once our common stock beings trading, Morgan-Phillips will handle routine investor and broker requests for information about the Company and will facilitate dissemination of accurate and timely information about the Company to the investment community.


Item 8.  Description of Securities

         We have 45,000,000 shares of common stock authorized at a par value $0.001 per share, of which 7,950,000 shares were issued and outstanding as of September 30, 2000. We also have 5,000,000 shares of preferred stock authorized at a par value $0.001 per share, of which there were no shares issued and outstanding at September 30, 2000.

         Voting Rights. Holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of our common stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election for the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of common stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of our common stock are entitled to receive dividends when and if declared by the Board of Directors. To date, we have not declared or paid any dividends, nor is there any present intent to do so in the future.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of Centrex, holders of shares of our common stock are entitled to receive, on a pro rata basis, all of our assets available for distribution to shareholders after liabilities are paid and distributions are made to our preferred stock holders, if any.

         Preemptive Rights. Holders of shares of our common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Centrex.

                                                   Sequentially numbered page 12

                                    Part II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a)       Market information

          There is no trading market for our common stock.

(b)       Holders

          As of September 30, 2000 there were outstanding 350,000 options to purchase shares of our common stock at an exercise price of $.50 per share.

          As of September 30, 2000, there were 45 holders of record of our common stock.

          As of September 30, 2000, all 7,950,000 shares of our common stock were eligible to be sold pursuant to Rule 144 under the Securities Act.

          In connection with the EMSI and SWT mergers, we agreed to register some or all of the shares owned by UTEK Corporation in the event that we file a Registration (on Form SB-1, SB-2 or S-1 or its equivalent) which includes the offer of shares owned by our other shareholders.

(c)       Dividend Policy

          We have not declared any dividends in the past and there is no present intent to declare dividends in the future.

Item 2.   Legal Proceedings

          None.

Item 3.   Changes in and Disagreements with Accountants

          None.

Item 4.   Recent Sales of Unregistered Securities

(a)       Securities Sold

          On October 6, 1998, we sold 6,100,000 shares of our common stock at par value, $0.001 per share, to our nine purchasers for $6,100 in exchange for subscriptions. During 1999, the subscriptions were paid in full in cash.


          On June 18, 1999, we sold 315,000 shares and 45,000 shares of our common stock at par value, $0.001 per share, to UTEK Corporation and to Dr. Clifford Gross, then President of UTEK, for cash. Subsequently, Dr. Gross transferred the 45,000 shares he purchased to UTEK.

          On June 7, 1999, we issued 540,000 shares of common stock to UTEK Corporation ("UTEK"), the sole shareholder of EMSI, in exchange for 100% of the outstanding common stock of EMSI. As a result of this transaction, we acquired the exclusive worldwide rights to the E.coli detection technology. The shares were issued at par value $0.001 per share. UTEK owns 19.9% of our outstanding common stock

          On September 17, 1999, we issued 950,000 shares of common stock to the shareholders of Safe Water Technologies, in exchange for 100% of the outstanding common stock of SWT. As a result of the transaction, we acquired the exclusive worldwide rights to the cryptosporidium detection technology. The shares were issued at par value $0.001 per share. UTEK was the majority shareholder of SWT.

          On November 1, 1999, the Board granted 1,000,000 options to purchase common stock at an exercise price of $0.50 per share to our president, James Puryear. The options expire ten years from the date of grant and the exercise price was determined by the Board. Because Mr. Puryear was an employee when the options were granted, no compensation cost was recorded. The options were subject to certain performance milestones. As of September 30, 2000, 500,000 options were vested and exercisable. Subsequent to September 30, 2000, Mr. Puryear resigned and agreed to forfeit 150,000 of his vested stock options. He now owns options to purchase 350,000 shares of our common stock at an exercise price of $0.50 per share.

          For each of the above transactions, we relied on an exemption from registration pursuant to Regulation D, Rule 504. Each of the above transactions involved a private offering of our securities and no underwriter was used.

                                                   Sequentially numbered page 13

Item 5.  Indemnification of Officers and Directors

         Our Certificate of Incorporation and Bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons we have the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The indemnification provisions of our Certificate of Incorporation and Bylaws may reduce the likelihood of derivative litigation against our directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit us and our stockholders.


     We have entered into separate written indemnification agreements with our sole officer and director, with each of our four current employees, and with our former officers. These agreements provide that we will indemnify each person for acts committed in their capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

                                                   Sequentially numbered page 14

                                    Part F/S


                 INDEX TO FINANCIAL STATEMENTS AND RELATED NOTES


INTERIM UNAUDITED FINANCIAL STATEMENTS

Balance Sheet (Unaudited) at September 30, 2000..............................F-1

Statements of Operations (Unaudited) from inception (October 6, 1998) through September 30, 2000 and for the nine months ended
September 30, 2000 and 1999..................................................F-2

Statements of Cash Flows (Unaudited) from inception (October 6, 1998) through September 30, 2000 and for the nine months ended
September 30, 2000 and 1999..................................................F-3

Notes to Financial Statements (Unaudited) at September 30, 2000..............F-4


AUDITED FINANCIAL STATEMENTS

Independent Auditors' Report ...............................................F-12

Balance Sheet at December 31, 1999 .........................................F-13

Statement of Operations from inception (October 6, 1998) through December 31, 1998 and for the year ended
December 31, 1999...........................................................F-14

Statement of Cash Flows from inception (October 6, 1998) through December 31, 1998 and for the year ended
December 31, 1999...........................................................F-15

Statement of Shareholders' Equity from inception (October 6, 1998) through December 31, 1998 and for the year ended
December 31, 1999...........................................................F-16

Notes to Financial Statements from inception
(December 16, 1997) through December 31, 1999 ..............................F-17


                                                   Sequentially numbered page 15

                                  Centrex, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                               September 30, 2000


                                     ASSETS

Current Assets
Cash                                                                       $ 67
                                                                     -----------
Total Current Assets                                                         67
                                                                     -----------

Other Assets
Other Assets                                                              1,392
Licensed Technology, Net                                                  6,451
Sponsored Research, Net                                                  97,619
                                                                     -----------
Total Other Assets                                                      105,462
                                                                     -----------

TOTAL ASSETS                                                          $ 105,529
                                                                     ===========

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
Accounts Payable                                                        $ 1,624
Payable to University of California                                     130,500
Payable to Related Parties                                              405,042
                                                                     -----------
Total Current Liabilities                                               537,166
                                                                     -----------

Shareholders' Deficit
Preferred Stock, $0.001 par value,
5,000,000 shares authorized,
No shares issued or outstanding                                               -
Common Stock, $0.001 par value,
45,000,000 shares authorized,
7,950,000 shares issued and outstanding                                   7,950
Contributed Capital                                                      39,325
Deficit accumulated during the development stage                       (478,912)
                                                                     -----------
Total Shareholders' Deficit                                            (431,637)
                                                                     -----------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                           $ 105,529
                                                                     ===========


     The accompanying notes are an integral part of the financial statements


                                       F-1         Sequentially numbered page 16


                                  Centrex, Inc.
                           A Development Stage Company

                            Statements of Operations
           For The Nine Months Ended September 30, 2000 and 1999, and
   For The Period From Inception (October 6, 1998) Through September 30, 2000


                                                 From inception
                                               (October 6, 1998)
                                                        through    Period Ended       Period Ended
                                                  September 30,   September 30,      September 30,
                                                           2000            2000               1999
                                            -------------------------------------------------------

Revenue                                                     $ -             $ -                $ -

Expenses
Research and development                                313,028         176,102             78,243
General and administrative                              127,935          31,010             88,913
                                            -------------------------------------------------------
   Total operating expenses                             440,963         207,112            167,156
                                            -------------------------------------------------------

Operating loss                                         (440,963)       (207,112)          (167,156)

Interest expense                                         37,949          25,587              9,272
                                            -------------------------------------------------------

Net loss                                             $ (478,912)     $ (232,699)        $ (176,428)
                                            -------------------------------------------------------

Weighted average shares outstanding                   7,201,172       7,950,000          6,544,139
                                            -------------------------------------------------------

Loss per share                                          $ (0.07)        $ (0.03)           $ (0.03)
                                            -------------------------------------------------------



     The accompanying notes are an integral part of the financial statements


                                       F-2         Sequentially numbered page 17


                                  Centrex, Inc.
                           A Development Stage Company

                            Statements of Cash Flows
           From Inception (October 6, 1998) Through September 30, 2000
      For The Nine Months Ended September 30, 2000, and September 30, 1999


                                                 From inception
                                               (October 6, 1998     Nine Months       Nine Months
                                                        through           Ended             Ended
                                                  September 30,   September 30,     September 30,
                                                           2000            2000              1999
                                                 -------------------------------------------------

Operating Activities
Net Loss                                             $ (479,037)     $ (232,699)       $ (176,428)
Plus Non-Cash Charges to Earnings:
Amortization Expense                                    313,153         176,102            78,243
Services Contributed by Employees                        39,200          16,800            16,800
Change in Working Capital Accounts:
Prepaid Expenses                                              -           1,250            (1,250)
Accounts Payable                                          1,623           1,567             2,049
Interest Payable                                         37,888          25,526             9,272
Rent Payable to Related Parties                           6,568           3,568             2,676
                                                  ---------------    --------------    -----------
Net cash used in operating activities                   (80,605)         (7,886)          (68,638)
                                                  ---------------    --------------    -----------


Financing Activities
Sale of Common Stock for Cash                             6,460               -             6,460
Loans from Related Parties                              378,729         120,089           201,392
Payment of Loans from Related Parties                   (18,017)         (8,333)           (9,684)
                                                  ---------------    --------------    -----------
Net cash provided by financing activities               367,172         111,756           198,168
                                                  ---------------    --------------    -----------

Investing Activities
Purchase of Licensed Technology                          (7,000)              -            (7,000)
Payments for Sponsored Research                        (279,500)       (104,500)         (122,500)
                                                  ---------------    --------------    -----------
                                                       (286,500)       (104,500)         (129,500)
                                                  ---------------    --------------    -----------

Change in Cash                                               67            (630)               30
                                                  ---------------    --------------    -----------

Cash at Beginning of Period                                   -             697                 -
                                                  ---------------    --------------    -----------

Cash at End of Period                                      $ 67            $ 67              $ 30
                                                  ---------------    --------------    -----------

Supplemental Disclosure of Cashflow Information
Cash Paid for Interest and Taxes                            $ -             $ -               $ -
                                                  ---------------    --------------    -----------



     The accompanying notes are an integral part of the financial statements


                                       F-3         Sequentially numbered page 18

                                  Centrex, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements
                               September 30, 2000

Note 1--Organization and Summary of Significant Accounting Policies

Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished reflects all adjustments, consisting only of normal recurring adjustments which are, in the opinion of management, necessary in order to make the financial statements not misleading.

Organization and Nature of Operations

     Centrex, Inc. ("Centrex" or "the Company") is a development stage corporation that owns the exclusive worldwide license to develop, manufacture, and market a system for detecting microbial contamination in food and water (the "E.coli detection system") and the exclusive worldwide license to market an on-line technique for detecting, classifying and counting microorganisms, such as cryptosporidium and giardia, in water (the "Cryptosporidium detection system"). The Company is funding development of the E.coli detection system at Los Alamos National Laboratories under the terms of an agreement with the University of California. Development of a viable commercial design and manufacturing process for the Cryptosporidium detection system still needs to be accomplished.

Development Stage Operations
The Company was incorporated on October 6, 1998 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and developing the E.coli detection system.

Cash and Cash Equivalents
The Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Compensation of Officers and Employees
The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the nine months ended September 30, 2000 and 1999 and for the period from inception (October 6, 1998) to September 30, 2000 the Company recorded $16,800, $22,400 and $39,200, respectively, as a capital contribution by the officers and other employees.


Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18.



Use of Estimates
The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year End
The Company's fiscal year ends on December 31.

Research and Development ("R&D") Costs
The Company is amortizing the $410,000 Sponsored Research Agreement with the University of California over a period of 21 months, which is the life of the service agreement. Any other costs related to developing the E. Coli Detection System are expensed as incurred.

New Accounting Standards
The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no

                                       F-4         Sequentially numbered page 19
comprehensive income items during 2000 and 1999. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" during 2001. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2--E.Coli Measurement Systems, Inc. Merger

On June 7, 1999, the Company completed an Agreement and Plan of Merger with E.Coli Measurement Systems, Inc., a Florida corporation ("EMSI"), whereby the Company issued 540,000 shares of its common stock for all the issued and outstanding common stock of EMSI to UTEK Corporation ("UTEK"), the sole shareholder of EMSI. EMSI ceased to exist by reason of the merger, and the assets and liabilities of EMSI became assets and liabilities of Centrex. The assets of EMSI were an exclusive license agreement and a sponsored research agreement, each with the University of California, to develop and market a system to detect microbial contamination in food and water. The liabilities of EMSI were to pay the University of California $7,000 for the exclusive license and $410,000 over a 21 month period to develop the detection system. The license fee was paid in full by Centrex on June 1, 1999. As of September 30, 2000, the Company has paid $279,500 under the terms of the Sponsored Research Agreement.

The EMSI merger was accounted for as a purchase. The purchase price of $540 was based on the number of shares issued at par value of $0.001 per share. Par value per share was used to value the purchase because all previous share issuances, consisting solely of issuances to founders, were based on par value, and there was no public market for the Company's stock. EMSI had only recently been formed for the purpose of entering into the License and Sponsored Research Agreements. The values assigned to the License and Sponsored Research Agreements of $7,000 and $410,000, respectively, were based on EMSI's cost. Since EMSI had no operations prior to entering into the License and Sponsored Research Agreements with the University of California and since EMSI ceased to exist by reason of the Merger, no pro forma financial information is presented.

The $540 value of the common stock issued in the EMSI Merger is included on the Company's balance sheet as Licensed Technology and is being amortized over 17 years, which is coincident with the life of the exclusive license.

Note 3--Safe Water Technologies, Inc. Merger

Effective September 27, 1999, the Company completed an Agreement and Plan of Merger with Safe Water Technologies, Inc., a Florida corporation ("SWT"), whereby the Company agreed to issue 950,000 shares of its common stock for all the issued and outstanding common stock of SWT. The majority shareholders of SWT, UTEK Corporation and the University of South Florida Research Foundation, received 684,000 and 190,000 shares of Centrex common stock, respectively. The remaining 76,000 shares of Centrex common stock was issued to a non-affiliated individual shareholder of SWT.

Subsequent to the SWT Merger, UTEK Corporation owns 1,539,000 shares (or 19%) of the common stock of Centrex.

The SWT merger was accounted for as a purchase. The purchase price of $950 was based on the number of shares issued at par value of $0.001 per share. Par value per share was used to value the purchase because all previous share issuances, consisting solely of issuances to founders, were based on par value, and there was no public market for the Company's stock. SWT had only recently been formed for the purpose of entering into the License Agreement. The value assigned to the License Agreement of $950
                                       F-5         Sequentially numbered page 20
was based on SWT's cost. Since SWT had no operations prior to entering into the License Agreement with the University of South Florida. No pro forma financial information is presented.

The $950 value of the common stock issued in the SWT Merger is included on the Company's balance sheet as Licensed Technology and is being amortized over 17 years, which is coincident with the life of the exclusive license.

Note 4--Licensed Technologies

On June 1, 1999, the Company paid $7,000 to the University of California for the exclusive worldwide license to develop and market the E.coli detection system. The exclusive license is being amortized over 17 years using the straight-line method. At September 30, 2000, accumulated amortization related to the exclusive license was $549. The unamortized portion of the exclusive license at September 30, 2000 was $6,451.

Note 5--Sponsored Research Agreement

As of September 30, 2000 the Company had paid $279,500 of its $410,000 obligation to Los Alamos National Laboratories ("LANL") under the terms of a Sponsored Research Agreement with the University of California (the "University"). The University conducts research at LANL under contract with the U.S. Department of Energy. The Sponsored Research Agreement specifies that scientists at LANL will develop a prototype detection system during the 21-month contract period. The Sponsored Research Agreement is amortized over 21 months using the straight-line method, with amortization cost recorded as R&D expense. At September 30, 2000, accumulated amortization related to the Sponsored
Research Agreement was $312,381.The unamortized portion of the Sponsored Research Agreement at September 30, 2000 was $97,619.

Note 6--Payable to University of California

On June 1, 1999, the Company agreed to pay for the $410,000 Sponsored Research Agreement with the University of California over a period of 21 months. As of September 30, 2000, the Company owed the University of California $130,500.

Note 7--Payable to Related Parties

From inception, the Company activities have been funded primarily through borrowings from its shareholders. At September 30, 2000, the following amounts were payable to shareholders:

        Notes Payable to Shareholders                           $359,800
        Accrued Interest on Notes Payable to Shareholders         37,888
        Expenses Paid by Shareholders on Behalf of Centrex           462
        Rent Payable to Related Parties                            6,892
                                                                ---------
                                                                        $405,042
                                                                ---------

Notes Payable to Shareholders
-----------------------------

During 1999, the Company borrowed $256,633 from its shareholders and executed notes payable due December 31, 1999. $8,333 of this amount was repaid on September 30, 1999 and a $1,350 subscription due from a shareholder was applied against the amount owed to that shareholder. During 2000, the Company borrowed an additional $77,500 from its shareholders. The loans made during 1999 accrued interest at 12% through December 31, 1999, the due date, and have accrued interest at the default rate of 16% since. The amounts borrowed during 2000 will accrue interest at 12% through the first year and then at a default rate of 16% thereafter. As of September 30, 2000, the remaining balance on these notes was $299,250. No shareholder has made demand for payment and no repayment schedule has been established.

                                      F-6          Sequentially numbered page 21

During 2000, the Company borrowed $111,500 from its shareholders and executed notes payable on demand that accrue interest at 12% through December 31, 2000 and 16% thereafter until paid in full. At September 30, 2000, notes payable to shareholders and accrued interest were $359,800 and $37,888, respectively.

Expenses Paid by Shareholders on Behalf of Centrex
--------------------------------------------------
During 1999, a shareholder paid $1,556 in legal and travel expenses on behalf of the Company and a $1,350 subscription due from such shareholder was applied against the amount owed to that shareholder. During 2000, a shareholder paid $255 in travel expenses on behalf of the Company. At September 30, 2000, the amount due to the shareholder was $462.

Rent Payable to Related Parties
-------------------------------
Centrex's executive office at 8908 South Yale Avenue, Suite 409, Tulsa, Oklahoma 74137 is leased from the Oklahoma National Bank, a non-affiliated company, under the terms of a lease agreement that expires March 31, 2002. The office is shared with other companies controlled by the sole officer and director of the Company. Centrex's share the $4,000 per month lease payment is approximately $300 per month. At of September 30, 2000, Centrex's accrued rental obligation was $6,892.

Note 8--Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreements
-------------------------------------------------------------
The Company agreed to pay the University of California a royalty equal to three and one half percent (3.5%) of net sales of products using the E.coli detection system, and any additions, extensions and improvements thereto; an annual license fee of 2,500 payable in advance on January 2 for each year the license agreement is in effect; and 50% of other payments, including sublicense issue and annual fees received from sublicensee(s) in consideration for the licensed invention. The royalty obligation will expire after the expiration of the last to expire patent that covers the licensed intellectual property.

The Company agreed to pay the University of South Florida Research Foundation a royalty equal to two percent (2%) of revenue resulting from sales of products using the Cryptosporidium detection system. The royalty obligation will expire after the expiration of the last to expire patent that covers the licensed intellectual property.

U.S. and Foreign Patent Protection
----------------------------------
The U.S. patent covering the method to detect microbial contamination in food and water does not extend to foreign countries and the Company does not presently have any foreign patent protection for its product.

Rent Expense
------------
The Company's executive office is leased from a third party under the terms of a lease agreement that expires March 31, 2002. The office is shared with other companies controlled by the officers and directors of the Company. During 2000 and 1999, the Company recorded $3,568 and $2,676 respectively, for rent expense. The minimum annual lease payments pursuant to the lease agreement and the Company's estimated share are scheduled as follows:

       For the Periods Ended     Minimum Annual Lease   Company's Estimated
                 December 31                 Payments                 Share
 ---------------------------- ------------------------ ---------------------
            2000                              $44,594                $9,600
            2001                               45,587                 9,600
            2002                               11,462                 2,292

                                      F-7          Sequentially numbered page 22

Employment Agreement with James Puryear
---------------------------------------
On November 1, 1999, the Company entered into an employment agreement ("Agreement") with James Puryear, whereby Mr. Puryear became President and Chief Executive Officer and a Director of the Company. The Company agreed to pay him an annual gross base salary of $150,000, subject to certain performance criteria, none of which had been met at September 30, 2000. In addition, he was granted Incentive Stock Options to purchase up to 1,000,000 shares of common stock of Centrex at an exercise price of $0.50 per share (see Note 9). As of September 30, 2000, none of Mr. Puryear's contingent compensation has been accrued. Subsequent to September 30, 2000, Mr. Puryear resigned his position with the Company and his employment agreement was terminated.

Note 9--Common Stock and Paid in Capital

Centrex is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 7,950,000 shares were outstanding as of September 30, 2000. Centrex is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Centrex has not paid cash dividends on its Common Stock.

Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Centrex intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Centrex's financial condition and such other factors as the Board of Directors may consider.

Liquidation Rights. Upon any liquidation, dissolution or winding up of Centrex, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Centrex available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Centrex's Preferred Stock.

Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Centrex.

Common Stock Transactions
-------------------------
During  1998,  the Company  issued  6,100,000  shares of its common stock at par
value  to  its  founders  in  exchange  for  subscriptions.   During  1999,  the
subscriptions were paid in full in cash.

During 1999, the Company sold 360,000 shares of its common stock at par value ($0.001 per share) to a third party for $360 in cash, issued 540,000 shares of common stock at par value in connection with the E.Coli Merger (see Note 2) and issued 950,000 shares of common stock at par value in connection with the Safe Water Technologies Merger (see Note 3).

                                      F-8          Sequentially numbered page 23

Note 10--Stock Options

On November 1, 1998, the Board of Directors and shareholders approved the adoption of the Centrex Inc. 1998 Incentive Stock Option Plan, pursuant to which 3,000,000 shares of Common Stock were reserved. Stock options granted under the Plan expire ten years from the date of grant.

On November 1, 1999, the Board of Directors granted to Mr. Jim Puryear, President and Chief Executive Officer of Centrex, options to purchase up to 1,000,000 shares of Centrex Common Stock at an exercise price of $0.50 per share, subject to certain vesting criteria. The exercise price was equal to the fair value of the Company's common stock, as determined by the Board, on the date of grant. Because Mr. Puryear was an employee of Centrex, no compensation cost was recorded. As of September 30, 2000, 500,000 options at an exercise price of $0.50 per share became vested and exercisable. Subsequent to September 30, 2000, he resigned his positions with the Company and agreed to forfeit 150,000 of his vested stock options.

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the 500,000 vested options been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

         Net loss:
                  As reported                   $(478,912)
                  Pro forma                      (547,112)

         Basic and diluted EPS:
                  As reported                   $   (0.07)
                  Pro forma                         (0.08)

For purposes of the pro forma disclosure above, the 500,000 vested options were valued at $0.22 per share using the minimum value calculation. Minimum value is determined by the current stock price less any expected dividends less the present value of the option's exercise price. The following assumptions to determine minimum value were used: stock price of $0.50 per share, expected dividends of zero, exercise price of $0.50 per share, risk-free interest rate of 6.0%, life of option of 10 years.


A summary of the status of the Company's stock options at September 30, 2000, and changes during the nine months then ended is presented below:

                                                      September 30, 2000
                                                    -----------------------
                                                      Weighted
                                                       Average    Exercise
                                                        Shares       Price
                                                    ----------- -----------
Employees
Outstanding, beginning of period                     1,000,000       $0.50
Granted                                                   ---          ---
Exercised                                                 ---          ---
Forfeited                                                 ---          ---
                                                    ----------- -----------
Outstanding, September 30, 2000                      1,000,000       $0.50
                                                    ----------- -----------

Exercisable, September 30, 2000                        500,000       $0.50
                                                    ----------- -----------
Weighted average fair value of options granted           $0.22
                                                    -----------

The following table summarizes information about fixed stock options outstanding at September 30, 2000:
                                       F-9         Sequentially numbered page 24


                                           Options Outstanding                  Options Exercisable
                                ------------------------------------------ ------------------------------
                                                    Weighted
                                                     Average     Weighted                       Weighted
                                       Number      Remaining      Average         Number         Average
         Range of exercise        Outstanding    Contractual     Exercise    Exercisable  Exercise Price
         prices                   at 09/30/00           Life        Price    at 09/30/00
         ---------------------- -------------- -------------- ------------ -------------- ---------------

         Employees
         $0.50                     1,000,000      9.83 years       $0.50        500,000           $0.50



In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on its results of operations and financial position.



Note 11--Earnings per Share

Basic and diluted EPS for the nine months ended September 30, 2000 and 1999 and for the period from inceptions (October 6, 1998) through September 30, 2000 were computed as follows:

                                                       From inception
                                                          (October 6,     Nine Months      Nine Months
                                                        1998) through           Ended            Ended
                                                        September 30,   September 30,    September 30,
 Basic and Diluted EPS Computation:                              2000            2000             1999
 -------------------------------------------------- ------------------ --------------- ----------------

 Net loss applicable to common stockholders                $(478,912)      $(232,699)       $(176,428)

 Weighted average shares outstanding                        7,201,172      7,950,000         6,544,139
                                                    ------------------ --------------- ----------------

 Basic and Diluted EPS                                        $(0.07)         $(0.03)          $(0.03)
                                                    ------------------ --------------- ----------------


For the nine months ended September 30, 2000 and 1999, all options were excluded from the EPS calculation, as their effect was anti-dilutive.


Note 12--Non-Cash Financing and Investing Activities

During 1999, the Company made arrangements with Los Alamos National Laboratories to pay on an installment basis the $410,000 required by the Sponsored Research Agreement. As of September 30, 2000, the Company had paid $279,500 of its $410,000 obligation pursuant to the installment agreement.

During 1999, the Company issued 540,000 shares of common stock at $0.001 per share in connection with the E.Coli Merger (see Note 2) and issued 950,000 shares of common stock at $0.001 per share in connection with the Safe Water Technologies Merger (see Note 3).


                                       F-10        Sequentially numbered page 25

Note 13--Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For the nine months ended September 30, 2000, the Company had no temporary differences. The components of the Company's deferred income tax asset are as follows:

                                 From inception
                               (October 6, 1998)    Nine Months    Nine Months
                                         through          Ended          Ended
                                   September 30,  September 30,  September 30,
                                            2000           2000           1999
                              ------------------- -------------- --------------
Net operating loss
carryforward                           $149,502        $73,406         $5,712
Valuation allowance
for deferred tax asset                $(149,502)      $(73,406)       $(5,712)
                              ------------------- -------------- --------------

Net deferred tax asset                       $0             $0             $0
                              ------------------- -------------- --------------

At September 30, 2000, the Company had net operating loss carryforwards of approximately $479,000, expiring in 2019. These net operating loss carryforwards are available for the reduction of future years' federal taxable income and income taxes. A valuation allowance fully offsets the benefit of the net deferred tax asset because the Company has incurred only losses since inception and because of the uncertainty with respect to future profitability.

Note 14--Related Party Transactions

On November 1, 1998, the Company entered into a Consulting Agreement with UTEK Corporation whereby UTEK agreed to provide services to the Company. Such services include identifying, evaluating and recommending potential technology acquisitions. The $55,000 was payable only upon the closing of an acquisition by the Company of a technology which was introduced to the Company by UTEK. On June 1, 1999, the Company paid UTEK $55,000 for its services related to the EMSI Merger.

Note 15--Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues sufficient to fund the development of business and pay operating expenses, resulting in a net loss of $478,912 for the nine months ended September 30, 2000. Management intends to provide the necessary development and operating capital for the next year through sales of its common stock and through sales of its products, if successfully developed. Though no formal approval by the EPA is required before its products can be sold in the U.S., the Company hopes to enhance the marketability of its products by obtaining an endorsement by the EPA. To obtain such an endorsement the Company will have to prove efficacy to the Agency's satisfaction in one or more demonstration projects. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital to complete the development of its products. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


                                       F-11        Sequentially numbered page 26

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Centrex, Inc.


We have audited the accompanying balance sheet of Centrex, Inc., a Development Stage Company, as of December 31, 1999, and the related statements of operations, cash flows and stockholders' equity, for the periods from inception, (October 6, 1998) to December 31, 1999, and 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrex, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the initial periods from inception to December 31, 1999 and 1998, and the year ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company is a development stage company with insufficient revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plan concerning this matter is also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tullius Taylor Sartain & Sartain LLP


Tulsa, Oklahoma
February 15, 2000


                                      F-12         Sequentially numbered page 27

                                  Centrex, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                                December 31, 1999


                                     ASSETS

Current Assets
Cash                                                                      $ 697
Prepaid Expenses                                                          1,250
Total Current Assets                                                      1,947

Other Assets
Licensed Technology, Net                                                  8,231
Sponsored Research, Net                                                 273,333
Total Other Assets                                                      281,564

TOTAL ASSETS                                                          $ 283,511

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
Accounts Payable                                                           $ 56
Interest Payable                                                         12,362
Payable to University of California                                      30,000
Payable to Related Parties                                              251,831
Total Current Liabilities                                               499,249

Long-term Liabilities
Payable to University of California                                     205,000

Shareholders' Deficit
Preferred Stock, $0.001 par value,
5,000,000 shares authorized,
No shares issued or outstanding                                               -
Common Stock, $0.001 par value,
45,000,000 shares authorized,
7,950,000 shares issued and outstanding                                   7,950
Contributed Capital                                                      22,525
Deficit accumulated during the development stage                       (246,213)
Total Shareholders' Deficit                                            (215,738)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                           $ 283,511


     The accompanying notes are an integral part of the financial statements

                                       F-13        Sequentially numbered page 28


                                  Centrex, Inc.
                           A Development Stage Company

                            Statements of Operations
           From Inception (October 6, 1998) Through December 31, 1999,
                    For The Year Ended December 31, 1999, and
    For The Period From Inception (October 6, 1998) Through December 31, 1998



                                             From inception                     From inception
                                           (October 6, 1998)                  (October 6, 1998)
                                                    through      Year Ended            through
                                               December 31,    December 31,       December 31,
                                                       1999            1999               1998
                                        -------------------------------------------------------

Revenue                                                 $ -             $ -                $ -

Expenses
Research and development                            136,926         136,926                  -
General and administrative                           96,925          96,800                125
                                        -------------------------------------------------------
   Total operating expenses                         233,851         233,726                125
                                        -------------------------------------------------------

Operating loss                                     (233,851)       (233,726)              (125)

Interest expense                                     12,362          12,362                  -
                                        -------------------------------------------------------

Net loss                                         $ (246,213)     $ (246,088)            $ (125)
                                        -------------------------------------------------------

Weighted average shares outstanding               6,746,231       6,898,493          6,100,000
                                        -------------------------------------------------------

Loss per share                                      $ (0.04)        $ (0.04)           $ (0.00)
                                        -------------------------------------------------------


     The accompanying notes are an integral part of the financial statements

                                       F-14        Sequentially numbered page 29


                                  Centrex, Inc.
                           A Development Stage Company

                            Statements of Cash Flows
           From Inception (October 6, 1998) Through December 31, 1999;
                    For The Year Ended December 31, 1999, and
    For The Period From Inception (October 6, 1998) Through December 31, 1998


                                                            From inception                          From inception
                                                          (October 6, 1998)                       (October 6, 1998)
                                                                   through        Year Ended               through
                                                              December 31,      December 31,          December 31,
                                                                      1999              1999                  1998
                                                        -------------------  ----------------   -------------------

Operating Activities
Net Loss                                                        $ (246,213)       $ (246,088)               $ (125)
Plus Non-Cash Charges to Earnings:
Amortization Expense                                               136,926           136,926                     -
Services Contributed by Employees                                   22,400            22,400                     -
Change in Working Capital Accounts:
Prepaid Expenses                                                    (1,250)           (1,250)                    -
Accounts Payable                                                        56                56                     -
Interest Payable                                                    12,362            12,362                     -
Rent Payable to Related Parties                                      3,000             3,000                     -
                                                        -------------------  ----------------   -------------------
Net cash used in operating activities                              (72,719)          (72,594)                 (125)
                                                        -------------------  ----------------   -------------------


Financing Activities
Sale of Common Stock for Cash                                        6,460             6,460                     -
Loans from Related Parties                                         258,640           258,515                   125
Payment of Loans from Related Parties                               (9,684)           (9,684)                    -
                                                        -------------------  ----------------   -------------------
Net cash provided by financing activities                          255,416           255,291                   125
                                                        -------------------  ----------------   -------------------

Investing Activities
Purchase of Licensed Technology                                     (7,000)           (7,000)                    -
Payments for Sponsored Research                                   (175,000)         (175,000)                    -
                                                        -------------------  ----------------   -------------------
                                                                  (182,000)         (182,000)                    -
                                                        -------------------  ----------------   -------------------

Change in Cash                                                         697               697                     -
                                                        -------------------  ----------------   -------------------

Cash at Beginning of Period                                              -                 -                     -
                                                        -------------------  ----------------   -------------------

Cash at End of Period                                                $ 697             $ 697                   $ -
                                                        -------------------  ----------------   -------------------

Supplemental Disclosure of Cashflow Information
Cash Paid for Interest and Taxes                                       $ -               $ -                   $ -
                                                        -------------------  ----------------   -------------------


     The accompanying notes are an integral part of the financial statements


                                       F-15        Sequentially numbered page 30


                                  Centrex, Inc.
                           A Development Stage Company

                       Statements of Shareholders' Equity
           From Inception (October 6, 1998) Through December 31, 1999


                                                                                      Common
                                               Preferred       Common       Par        Stock   Contributed   Accumulated
                                                   Stock        Stock     Value   Subscribed       Capital       Deficit      Total
                                              --------------------------------------------------------------------------------------

Balance at Inception (October 6, 1998)               $ -          $ -       $ -          $ -           $ -           $ -        $ -
Common Stock Issued to Founders                        -    6,100,000     6,100       (6,100)            -             -          -
Contributed Capital by Founders                        -            -         -            -           125             -        125
Net loss for 1998                                      -            -         -            -             -          (125)      (125)
                                              --------------------------------------------------------------------------------------

Balance at December 31, 1998                           -    6,100,000     6,100       (6,100)          125          (125)         -
Common Stock Subscriptions Paid by Founders            -            -         -        6,100             -             -      6,100
Common Stock Issued for Cash to Third-Party            -      360,000       360            -             -             -        360
Common Stock Issued for E.Coli Merger                  -      540,000       540            -             -             -        540
Common Stock Issued for Safe Water Merger              -      950,000       950            -             -             -        950
Contribution of Services by Employees                  -            -         -            -        22,400             -     22,400
Net loss for 1999                                      -            -         -            -             -      (246,088)  (246,088)
                                              --------------------------------------------------------------------------------------

Balance at December 31, 1999                         $ -  $ 7,950,000   $ 7,950          $ -      $ 22,525    $ (246,213) $(215,738)
                                              --------------------------------------------------------------------------------------


     The accompanying notes are an integral part of the financial statements


                                       F-16        Sequentially numbered page 31

                                  Centrex, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements
                                December 31, 1999



Note 1--Organization and Summary of Significant Accounting Policies


Organization and Nature of Operations
Centrex, Inc. ("Centrex" or "the Company") is a development stage corporation that owns the exclusive worldwide license to develop, manufacture, and market a system for detecting microbial contamination in food and water (the "E.coli detection system") and the exclusive worldwide license to market an on-line technique for detecting, classifying and counting microorganisms, such as cryptosporidium and giardia, in water (the "Cryptosporidium detection system"). The Company is funding development of the E.coli detection system at Los Alamos National Laboratories under the terms of an agreement with the University of California. Development of a viable commercial design and manufacturing process for the Cryptosporidium detection system still needs to be accomplished.


Development Stage Operations
The Company was incorporated on October 6, 1998 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and developing the E.coli detection system.

Cash and Cash Equivalents
The Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Compensation of Officers and Employees
The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the year ended December 31, 1999 and for the period from inception (October 6, 1998) to December 31, 1998 the Company recorded $22,400 and $0, respectively, as a capital contribution by the officers and other employees.


Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18.


Use of Estimates
The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year End
The Company's fiscal year ends on December 31.

Research and Development ("R&D") Costs
The Company is amortizing the $410,000 Sponsored Research Agreement with the University of California over a period of 21 months, which is the life of the service agreement. Any other costs related to developing the E. Coli Detection System are expensed as incurred.


                                       F-17        Sequentially numbered page 32

New Accounting Standards
The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1999 and 1998. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" during 2001. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2--E.Coli Measurement Systems, Inc. Merger

On June 7, 1999, the Company completed an Agreement and Plan of Merger with E.Coli Measurement Systems, Inc., a Florida corporation ("EMSI"), whereby the Company issued 540,000 shares of its common stock for all the issued and outstanding common stock of EMSI to UTEK Corporation ("UTEK"), the sole shareholder of EMSI. EMSI ceased to exist by reason of the merger, and the assets and liabilities of EMSI became assets and liabilities of Centrex. The assets of EMSI were an exclusive license agreement and a sponsored research agreement, each with the University of California, to develop and market a system to detect microbial contamination in food and water. The liabilities of EMSI were to pay the University of California $7,000 for the exclusive license and $410,000 over a 21 month period to develop the detection system. The license fee was paid in full by Centrex on June 1, 1999. As of December 31, 1999, the Company has paid $175,000 under the terms of the Sponsored Research Agreement.

The EMSI merger was accounted for as a purchase. The purchase price of $540 was based on the number of shares issued at par value of $0.001 per share. Par value per share was used to value the purchase because all previous share issuances, consisting solely of issuances to founders, were based on par value, and there was no public market for the Company's stock. EMSI had only recently been formed for the purpose of entering into the License and Sponsored Research Agreements. The values assigned to the License and Sponsored Research Agreements of $7,000 and $410,000, respectively, were based on EMSI's cost. Since EMSI had no operations prior to entering into the License and Sponsored Research Agreements with the University of California and since EMSI ceased to exist by reason of the Merger, no pro forma financial information is presented.

The $540 value of the common stock issued in the EMSI Merger is included on the Company's balance sheet as Licensed Technology and is being amortized over 17 years, which is coincident with the life of the exclusive license.

Note 3--Safe Water Technologies, Inc. Merger

Effective September 27, 1999, the Company completed an Agreement and Plan of Merger with Safe Water Technologies, Inc., a Florida corporation ("SWT"), whereby the Company agreed to issue 950,000 shares of its common stock for all the issued and outstanding common stock of SWT. The majority shareholders of SWT, UTEK Corporation and the University of South Florida Research Foundation, received 684,000 and 190,000 shares of Centrex common stock, respectively. The remaining 76,000 shares of Centrex common stock was issued to a non-affiliated individual shareholder of SWT.

Subsequent to the SWT Merger, UTEK Corporation owns 1,539,000 shares (or 19%) of the common stock of Centrex.

The SWT merger was accounted for as a purchase. The purchase price of $950 was based on the number of shares issued at par value of $0.001 per share. Par value per share was used to value the purchase because all previous share issuances, consisting solely of issuances to founders, were based on par value, and there was no public market for the Company's stock. SWT had only recently been formed for the purpose of entering into the License Agreement. The value assigned to the License Agreement of $950 was based on SWT's cost. Since SWT had no operations prior to entering into the License Agreement with the University of South Florida. No pro forma financial information is presented.


                                       F-18        Sequentially numbered page 33

The $950 value of the common stock issued in the SWT Merger is included on the Company's balance sheet as Licensed Technology and is being amortized over 17 years, which is coincident with the life of the exclusive license.

Note 4--Licensed Technologies

On June 1, 1999, the Company paid $7,000 to the University of California for the exclusive worldwide license to develop and market the E.coli detection system. The exclusive license is being amortized over 17 years using the straight-line method. At December 31, 1999, accumulated amortization related to the exclusive license was $240.

Note 5--Sponsored Research Agreement

As of December 31, 1999, the Company had paid $175,000 of its $410,000 obligation to Los Alamos National Laboratories ("LANL") under the terms of a Sponsored Research Agreement with the University of California (the "University"). The University conducts research at LANL under contract with the U.S. Department of Energy. The Sponsored Research Agreement specifies that scientists at LANL will develop a prototype detection system during the 21-month contract period. The Sponsored Research Agreement is amortized over 21 months using the straight-line method, with amortization cost recorded as R&D expense. At December 31, 1999, accumulated amortization related to the Sponsored Research Agreement was $136,667.

Note 6--Related Party Transactions

On November 1, 1998, the Company entered into a Consulting Agreement with UTEK Corporation whereby UTEK agreed to provide services to the Company. Such services include identifying, evaluating and recommending potential technology acquisitions. The $55,000 was payable only upon the closing of an acquisition by the Company of a technology which was introduced to the Company by UTEK. On June 1, 1999, the Company paid UTEK $55,000 for its services related to the EMSI Merger.

During 1999 and 1998, the Company borrowed $258,065 and $125, respectively, from shareholders and executed notes payable which were due on December 31, 1999. During 1999, the Company repaid $8,333 in cash and a $1,350 subscription due from a shareholder was applied against the amount owed to that shareholder. The balance has accrued interest at 12% through December 31, 1999 and will accrue at a default rate of 16% thereafter until the notes are paid in full. At December 31, 1999, no repayment schedule had been established and the balance owed to shareholders totaled $248,507.

Note 7--Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreements The Company agreed to pay the University of California a royalty equal to three and one half percent (3.5%) of net sales of products using the E.coli detection system, and any additions, extensions and improvements thereto; an annual license fee of 2,500 payable in advance on January 2 for each year the license agreement is in effect; and 50% of other payments, including sublicense issue and annual fees received from sublicensee(s) in consideration for the licensed invention. The royalty obligation will expire after the expiration of the last to expire patent that covers the licensed intellectual property.

The Company agreed to pay the University of South Florida Research Foundation a royalty equal to two percent (2%) of revenue resulting from sales of products using the Cryptosporidium detection system. The royalty obligation will expire after the expiration of the last to expire patent that covers the licensed intellectual property.


                                       F-19        Sequentially numbered page 34

U.S. and Foreign Patent Protection
The U.S. patent covering the method to detect microbial contamination in food and water does not extend to foreign countries and the Company does not presently have any foreign patent protection for its product.

Rent Expense
The Company's executive office is leased from a third party under the terms of a lease agreement that expires March 31, 2002. The office is shared with other companies controlled by the officers and directors of the Company. During 1999 and 1998, the Company recorded $3,000 and $0 respectively, for rent expense. The minimum annual lease payments pursuant to the lease agreement and the Company's estimated share are scheduled as follows:

 For the Periods Ended     Minimum Annual Lease   Company's Estimated
           December 31                 Payments                 Share
----------------------- ------------------------ ---------------------
      2000                              $44,594                $9,600
      2001                               45,587                 9,600
      2002                               11,462                 2,292

Employment Agreement with James Puryear
On November 1, 1999, the Company entered into an employment agreement ("Agreement") with James Puryear, whereby Mr. Puryear became President and Chief Executive Officer and a Director of the Company. The Company agreed to pay him an annual gross base salary of $150,000, subject to one of the following triggering events; he causes Centrex to receive annually (1) at least $500,000 in net proceeds from the sale of its common stock, or (2) net profits of at least $500,000 from the sale of its products, or (3) the sale, merger, or business combination of Centrex by December 31, 2000. Payment of compensation to him is due within 30 days after the occurrence of a triggering event. The Board also has the discretion of paying him an annual bonus of $50,000 subject to the occurrence of a triggering event. In addition, he was granted Incentive Stock Options to purchase up to 1,000,000 shares of common stock of Centrex at an exercise price of $0.50 per share (see Note 9). The Agreement terminates on December 31, 2002 unless extended by the parties. As of December 31, 1999, none of Mr. Puryear's contingent compensation has been accrued.

Note 8--Common Stock and Paid in Capital

During the years ended December 31, 1999 and 1998 the following common stock transactions occurred:

During  1998,  the Company  issued  6,100,000  shares of its common stock at par
value  to  its  founders  in  exchange  for  subscriptions.   During  1999,  the
subscriptions were paid in full in cash.

During 1999, the Company sold 360,000 shares of its common stock at par value ($0.001 per share) to a third party for $360 in cash, issued 540,000 shares of common stock at par value in connection with the E.Coli Merger (see Note 2) and issued 950,000 shares of common stock at par value in connection with the Safe Water Technologies Merger (see Note 3).

Centrex is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 7,950,000 shares were outstanding as of December 31, 1999. Centrex is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Centrex has not paid cash dividends on its Common Stock.


                                       F-20        Sequentially numbered page 35

Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Centrex intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Centrex's financial condition and such other factors as the Board of Directors may consider.

Liquidation Rights. Upon any liquidation, dissolution or winding up of Centrex, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Centrex available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Centrex's Preferred Stock.

Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Centrex.

Note 9--Stock Options

On November 1, 1998, the Board of Directors and shareholders approved the adoption of the Centrex Inc. 1998 Incentive Stock Option Plan, pursuant to which 3,000,000 shares of Common Stock were reserved. Stock options granted under the Plan expire ten years from the date of grant.

On November 1, 1999, the Board of Directors granted to Mr. Jim Puryear, President and Chief Executive Officer of Centrex, options to purchase up to 1,000,000 shares of Centrex Common Stock at an exercise price of $0.50 per share. The exercise price was equal to the fair value of the Company's common stock, as determined by the Board, on the date of grant. The options are non-assignable and expire on October 30, 2009. The options shall become vested and exercisable as long as he is employed by the Company and the following conditions are satisfied:

1.   250,000 shares upon execution of the Incentive Stock Option agreement
2.   250,000 shares upon approval by the Board of a definitive business plan
3. 250,000 shares upon receipt by Centrex of at least $1.5 million from the sale of securities of Centrex or $1.5 million in funding that is acceptable to Centrex.
4. 250,000 shares upon the first commercial sale of product of Centrex to a bona fide third party purchaser for value.

On November 1, 1999, 250,000 options at an exercise price of $0.50 per share became vested and exercisable. Because Mr. Puryear is an employee of Centrex, no compensation cost was recorded in connection with the stock option grant and no compensation cost will be recorded when the options vest.

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the 250,000 vested options been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

         Net loss:
                  As reported                      $(246,213)
                  Pro forma                         (280,313)

         Basic and diluted EPS:
                  As reported                      $   (0.04)
                  Pro forma                            (0.04)

For purposes of the pro forma disclosure above, the 250,000 vested options were valued at $0.22 per share using the minimum value calculation. Minimum value is determined by the current stock price less any expected dividends less the present value of the option's exercise price. The following assumptions to determine minimum value were used: stock price of $0.50 per share, expected dividends of zero, exercise price of $0.50 per share, risk-free interest rate of 6.0%, life of option of 10 years.

                                       F-21        Sequentially numbered page 36

A summary of the status of the Company's stock options at December 31, 1999, and changes during the period then ended is presented below:

                                                     December 31, 1999
                                                   ----------------------
                                                    Weighted
                                                     Average    Exercise
                                                      Shares       Price
                                                   ---------- -----------
Employees
Outstanding, beginning of period                          ---        ---
Granted                                             1,000,000      $0.50
Exercised                                                 ---        ---
Forfeited                                                 ---        ---
                                                   ---------- -----------
Outstanding, December 31, 1999                      1,000,000     $0.50
                                                   ---------- -----------
Exercisable, December 31, 1999                        250,000     $0.50
                                                   ---------- -----------
Weighted average fair value of options granted          $0.22
                                                   ----------

The following table summarizes information about fixed stock options outstanding at December 31, 1999:


                                  Options Outstanding                  Options Exercisable
                       ------------------------------------------ ------------------------------

                                           Weighted
                                            Average     Weighted                       Weighted
                              Number      Remaining      Average         Number         Average
Range of exercise        Outstanding    Contractual     Exercise    Exercisable  Exercise Price
prices                   at 12/31/99           Life        Price    at 12/31/99
---------------------- -------------- -------------- ------------ -------------- ---------------

Employees
$0.50                     1,000,000      9.83 years       $0.50        250,000           $0.50



In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on its results of operations and financial position.



Note 10--Earnings per Share

Basic and diluted EPS for the years ended December 31, 1999 and 1998 were computed as follows:

                                                            From inception
                                                               (October 6,
                                                                   1998) through
                                                         December 31, 1999    December 31,     December 31,
      Basic and Diluted EPS Computation:                                              1999             1998
      -------------------------------------------------- ------------------ --------------- ----------------

      Net loss applicable to common stockholders                $(246,213)      $(246,088)           $(125)

      Weighted average shares outstanding                        6,746,231      6,898,493         6,100,000
                                                         ------------------ --------------- ----------------

      Basic and Diluted EPS                                        $(0.04)         $(0.04)              $--
                                                         ------------------ --------------- ----------------

For the year ended December 31, 1999, all options were excluded from the EPS calculation, as their effect was anti-dilutive.



                                       F-22        Sequentially numbered page 37

Note 11--Non-Cash Financing and Investing Activities

During 1999, the Company made arrangements with Los Alamos National Laboratories to pay on an installment basis the $410,000 required by the Sponsored Research Agreement. During 1999, the Company paid $175,000 pursuant to the installment agreement.

During 1999, the Company issued 540,000 shares of common stock at $0.001 per share in connection with the E.Coli Merger (see Note 2) and issued 950,000 shares of common stock at $0.001 per share in connection with the Safe Water Technologies Merger (see Note 5).

Note 12--Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For the year ended December 31, 1999, the Company had no temporary differences. The components of the Company's deferred income tax asset are as follows:

                               From inception
                            (October 6, 1998)
                                      through      December 31,    December 31,
                            December 31, 1999              1999            1998
                           ------------------- ----------------- ---------------

Net operating loss
 carryforward                        $76,096           $76,054             $43
Valuation allowance
 for deferred tax asset             $(76,096)         $(76,054)           $(43)
                           ------------------- ----------------- ---------------
Net deferred tax asset                    $0                $0              $0
                           ------------------- ----------------- ---------------


At December 31, 1999, the Company had net operating loss carryforwards of approximately $223,000, expiring in 2019. These net operating loss carryforwards are available for the reduction of future years' federal taxable income and income taxes. A valuation allowance fully offsets the benefit of the net deferred tax asset because the Company has incurred only losses since inception and because of the uncertainty with respect to future profitability.

Note 13--Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues sufficient to fund the development of business and pay operating expenses, resulting in a net loss of $246,088 for the year ended December 31, 1999. Management intends to provide the necessary development and operating capital for the next year through sales of its common stock and through sales of its products, if successfully developed. Though no formal approval by the EPA is required before its products can be sold in the U.S., the Company hopes to enhance the marketability of its products by obtaining an endorsement by the EPA. To obtain such an endorsement the Company will have to prove efficacy to the Agency's satisfaction in one or more demonstration projects. The ability of the Company to continue as a going concern during the next year depends on the successful completion of the Company's efforts to raise capital to complete the development of its products. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


                                       F-23        Sequentially numbered page 38

                                    PART III

Index to and Description of Exhibits

        Exhibit
        Number        Description of Exhibit
        ------------- ----------------------------------------------------------

          2.1         Certificate of Incorporation dated October 6, 1998
          2.2         Bylaws of the Registrant Adopted October 6, 1998
          3.1         Form of Common Stock Certificate

          6.1         License Agreement between E.Coli Measurement Systems, Inc.
                      and the University of California dated February 18, 1999, as modified

          6.2         License  Agreement  between  Safe Water Technologies, Inc.
                      and the University of South Florida Research Foundation, Inc. dated September 22, 1999
          6.3 Funds-In Agreement between E.Coli Measurement Systems, Inc and Los Alamos National Laboratory Dated February 17, 1999
          6.4 Investor Relations Services Agreement and Option Agreement between Registrant and Morgan-Phillips, Inc. dated February 20, 2000
          6.5         Form of Indemnification Agreement
          6.6         Centrex, Inc. 1998 Stock Option Plan dated November 1,1998
          6.7         Employment Agreement between Registrant and James W.
                      Puryear dated November 1, 1999

          6.8         Novation Agreement dated April 27, 1999
          6.9         Form of Royalty Report

          8.1 Agreement and Plan of Merger between Registrant and E.Coli Measurement Systems, Inc. dated March 15, 1999
          8.2         Certificate of Merger dated June 7, 1999
          8.3 Agreement and Plan of Merger between Registrant and Safe Water Technologies, Inc. dated September 17, 1999
          8.4         Certificate of Merger dated September 24, 1999
         27.0 Financial Data Schedule at September 30, 2000 (for electronic filers only)

                                                   Sequentially numbered page 39

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Centrex, Inc.


                                                /s/ Gifford M. Mabie
                                                Sole Officer and Director

January 26, 2001

                                                   Sequentially numbered page 40